TMM COMPANY CONTACT:                                                    AT DRESNER CORPORATE SERVICES:
Monica Azar                                                                                     Kristine Walczak (investors, analysts, media)
Investor Relations                                                                           312-726-3600
011-525-55-629-8703                                                                         kwalczak@dresnerco.com
monica.azar@tmm.com.mx

GRUPO TMM ANNOUNCES THIRD-QUARTER 2010
EARNINGS RELEASE AND CONFERENCE CALL

Mexico City, October 13, 2010 - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican intermodal transportation and logistics company, will publish third-quarter 2010 financial results on Thursday, October 28, after the close of trading on the New York Stock Exchange.

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, October 29 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 452-4007 (domestic) or (719) 457-2658 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at: http://www.visualwebcaster.com/event.asp?id=73118.

A replay of the conference call will be available through November 29 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 5930504. On the Internet a replay will be available for 30 days at:
http://www.visualwebcaster.com/event.asp?id=73118.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.